FORM 6-K

                       Securities and Exchange Commission
                             washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934



For the month of, October      ,2002
                  ------------------------


                           Research In Motion Limited
-------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


                               295 Phillip Street,
                            Waterloo, Ontario, Canada
                                     N2L 3W8
-------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

                     Form 20-F                   Form 40-F    X
                              ----------                    -------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                          No        X
                       ------------                   ------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

                               DOCUMENT INDEX

Document                                                               Page No.

1.   Interim Management's Discussion and Analysis for the three months   4
     and six months ended August 31, 2002.


2.   Unaudited comparative financial statements for the six months      14
     ended August 31, 2002

                                                             Document     1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following discussion and analysis should be read together with the Company's unaudited consolidated financial statements and the accompanying notes in this Interim Report to Shareholders for the three months and six months ended August 31, 2002.

Some of the statements set forth in this section are forward-looking statements relating to the Company's future results of operations. Actual results may differ materially from those expressed or implied by such forward-looking statements. Please see "Forward-Looking Statements".

Interim results are not necessarily indicative of the results expected for the year.

All financial information herein is presented in United States ("U.S.")
dollars.

Results of Operations

Three months ended August 31, 2002 compared to the three months ended September 1, 2001

Revenue

Revenue for the second quarter of fiscal 2003 was $73.4 million, a decrease of $6.6 million or 8.3% from $80.1 million in the second quarter last year. RIM's revenues are generated through a number of sources. Sales of BlackBerry wireless handhelds to network operators, strategic partners and large corporate customers continue to generate significant revenue streams for the Company. Additionally, the Company earns an increasing amount of its revenues from recurring monthly revenues for BlackBerry service. Revenues are also generated from:

o        licensing of BlackBerry software
o        sales of radio modems to OEM manufacturers
o        non-recurring engineering development services ("NRE")

A comparative revenue breakdown is set out in the following table:


                                                      Second Quarter                        Change
                                       Fiscal Year 2003           Fiscal Year 2002         2003/2002
                                    ----------------------------------------------------------------------
                                      ($000's)                     ($000's)                  ($000's)

Handhelds                              $  27,060      36.9%       $ 46,140      57.6%        $ (19,080)
Service                                   31,287      42.6%         21,268      26.6%           10,019
OEM, software, non-
recurring engineering
("NRE") and other                         15,071      20.5%         12,651      15.8%            2,420
                                       ----------------------------------------------------------------------
                                       $  73,418     100.0%       $ 80,059     100.0%        $  (6,641)
                                       ======================================================================

This year over year quarterly revenue decrease was primarily due to reduced handheld product sales, which decreased to $27.1 million or 36.9% of consolidated revenues in the current fiscal year compared to $46.1 million or 57.6% in the prior year. Sales of handheld products were lower in the current quarter as RIM's business continues to shift to sales of General Packet Radio System ("GPRS") handhelds from Mobitex and Datatac handhelds shipped to carrier and reseller partners.

Service revenue for the current fiscal year increased by $10.0 million or 47.1% to $31.3 million from $21.3 million in 2002 and comprised 42.6% of consolidated revenues. This increase is a function of the continued growth of BlackBerry subscriber base. BlackBerry subscribers increased by a net of 48,000 or 13.5% to approximately 403,000 in the current quarter from approximately 355,000 as at June 1, 2002.

OEM, software, NRE and other revenues increased to $15.1 million or 20.5% of consolidated revenues compared to $12.7 million or 15.8% of revenues in the previous year. Software growth is generally consistent with the increase in service revenues while NRE revenues have increased primarily as a result of securing a large contract with one customer that commenced during the second quarter of fiscal 2002.

Gross Margin

Gross margin increased to $33.6 million or 45.8% of revenue in the second quarter of fiscal 2003, compared to $14.9 million or 18.6% of revenue in the same period of previous year. The Company recorded a $16.1 million write-down of the carrying values of its legacy inventories of component raw materials parts during the second quarter of fiscal 2002. Gross margin for the prior year before the impact of this write-down (the "adjusted gross margin") was 38.7%. The increase in the current year's gross margin percentage, as compared to the adjusted gross margin of 38.7%, was primarily due to increased margins on handheld products and changes in the revenue mix. Service margins are improved in the current fiscal period compared to the second quarter of 2002. The second quarter of fiscal 2003 also included a greater proportion of higher margin revenue categories such as software, license and non-recurring engineering revenues compared to the corresponding quarter one year ago.

Research and Development

Gross research and development expenditures, before cost recoveries, were $17.5 million or 23.9% of revenue in the quarter ended August 31, 2002, compared to $11.0 million or 13.7% of revenue in the same period of the previous year. After accounting for government funding in the form of expense reimbursements and investment tax credits, net research and development expenditures in the second quarter of fiscal 2003 equalled $13.9 million or 19.0% of total revenues versus $7.6 million or 9.6% in the comparative quarter of the previous year. Continued focus on the development of next generation handhelds for Europe, Asia and North America, together with ongoing work on the BlackBerry platform, have accounted for most of this increase.

Selling, Marketing and Administrative Expenses

Selling, marketing and administrative expenses were $33.4 million for the second quarter of fiscal 2003, compared to $28.2 million for the second quarter of 2002. During the second quarter of fiscal 2002, the Company recorded a bad debt provision of $6.9 million with respect to the write-down a large customer's trade receivable balance to its then estimated net realizable value. After deducting this $6.9 million write-down, adjusted selling, marketing and administrative expenses (the "adjusted amount") were $21.3 million. The fiscal 2003 expense increase over the fiscal 2002 adjusted amount was $12.1 million. The Company recorded an expense of $4.9 million with respect to its ongoing patent defense litigation costs during the second quarter of fiscal 2003. The balance resulted from increased BlackBerry sales and marketing initiatives, continued focus on joint channel marketing activities, additional international sales and marketing personnel and increased infrastructure and staffing in administrative, financial and legal services to support the Company's planned future growth and additional international expansion.

Amortization

Amortization expense increased to $7.0 million or 9.6% of revenue for the second quarter of fiscal 2003 from $3.9 million or 4.9% in the second quarter of the prior year. Amortization expense has increased as a result of capital and intangible asset expenditures, including production equipment and tooling, research and development computers and equipment, information technology infrastructure and software licences.

Investment Income

Investment income decreased to $2.9 million in the second quarter of fiscal year 2003 from $7.1 million in the second quarter of fiscal 2002. The decrease primarily reflects lower interest rates realized in the current quarter versus one year ago. Additionally, the Company's average total balance of cash, cash equivalents, marketable securities and long-term portfolio investments was lower during the current quarter compared with the comparable quarter of the preceding fiscal year.

Write-down of Investments

During the second quarter of fiscal 2002 the Company determined that impairment in the carrying values of certain of its investments was other than temporary in nature. Consequently the Company recorded a write-down in values totalling $5.3 million.

Recovery of Income Taxes

The Company's effective tax rate for the second quarter of fiscal 2003 was 20.2% compared to 24.3% in the previous year's quarter. The lower current year rate is due to the impact of lower Canadian tax rates, foreign tax as the Company continues to expand internationally as well as certain minimum taxes which do not vary with the reported pre-tax loss. The Company's future tax asset balance represents temporary differences including research and development costs and incentives that will result in deductible amounts in future years, operating loss carryforwards, capital loss carryforwards, financing costs, capital asset book versus tax values, non-deductible reserves and other tax carryforward balances, net of valuation allowances. The Company evaluates its future tax assets based upon estimates, projected future taxable income streams during periods in which temporary differences become deductible and tax planning strategies. The Company records a valuation allowance to reduce future income tax assets to the amount that is more likely than not to be realized. If these estimates and related assumptions change in the future, the Company may be required to increase the valuation allowance balance, resulting in additional consolidated income tax expense. The Company will continue to review the assessment of its future tax asset on a quarterly basis. The Company's fiscal 2002 second quarter consolidated net tax recovery and effective tax rate were affected by the increasing impact of foreign operations and tax jurisdictions in the Company's operations and the $5.3 million write-down of long-term investments; for tax purposes this write-down was characterized as a capital loss.

Net Loss

Net loss for the second quarter was $14.3 million or $0.18 per share basic and diluted compared to a net loss of $17.5 million or $0.22 per share basic and diluted in the second quarter of fiscal 2002. The reduction in the net loss was primarily attributable to a reduced loss from operations due to increased gross margins and the fiscal 2002 $5.3 million write-down on investments; partially offset by the increased selling, marketing and administration costs of $5.2 million and a $4.2 million reduction in investment income in fiscal 2003.


Six months ended August 31, 2002 compared to the six months ended September 1, 2001

Revenue

Revenue for the first half of fiscal 2003 was $145.1 million, a decrease of $12.0 million or 7.6% from $157.1 million in the first six months last year. RIM's revenues are generated through a number of sources. Sales of BlackBerry wireless handhelds to network operators, strategic partners and large corporate customers continue to generate significant revenue streams for the Company. Additionally, the Company earns an increasing amount of its revenues from recurring monthly revenues for BlackBerry service.

A comparative revenue breakdown is set out in the following table:


                                             Year to Date                Year to Date            Change
                                           Fiscal Year 2003            Fiscal Year 2002         2003/2002
                                         --------------------------------------------------------------------
                                           ($000's)                    ($000's)                 ($000's)

Handhelds and other
hardware products                            $  55,180     38.0%      $  95,955     61.1%       $ (40,775)

Service                                         60,658     41.8%         38,461     24.5%          22,197

OEM, software, non-recurring
engineering ("NRE") and other                   29,216     20.2%         22,648     14.4%           6,568
                                             ------------------------------------------------------------------
                                              $145,054    100.0%      $ 157,064    100.0%       $ (12,010)
                                             ==================================================================


This year over year revenue decrease was primarily due to reduced handheld product sales, which decreased to $55.2 million or 38.0% of consolidated revenues in the current fiscal year compared to $96.0 million or 61.1% in the prior year. Sales of handhelds and hardware products were lower in the current year's first six months as RIM's business continues to shift to sales of General Packet Radio System ("GPRS") handhelds from Mobitex and Datatac handhelds shipped to carrier and reseller partners.

Service revenue for the current fiscal period increased by $22.2 million or 57.7% to $60.7 million from $38.5 million in 2002 and comprised 41.8% of consolidated revenues. This increase is a function of the continued growth of BlackBerry subscriber base. BlackBerry subscribers increased by a net of 82,000 or 25.5% to approximately 403,000 in the current period from approximately 321,000 as at March 2, 2002.

OEM, software, NRE and other revenues increased to $29.2 million or 20.2% of consolidated revenues compared to $22.6 million or 14.4% of revenues in the previous year. Software growth is generally consistent with the increase in service revenues while NRE revenues increased primarily as a result of securing a large contract with one customer that commenced during the second quarter of fiscal 2002.

Gross Margin

Gross margin increased to $64.7 million or 44.6% of revenue in the first half of fiscal 2003, compared to $44.3 million or 28.2% of revenue in the same period of the previous year. Gross margin for the prior year's six month period before the impact of the $16.1 million component parts inventory write-down was 38.4%. The increase in the current year's gross margin percentage, as compared to the adjusted 38.4%, was primarily due to increased margins on handheld products and changes in the revenue mix. Service margins are improved in the current fiscal period compared to the second quarter of 2002. The first half of fiscal 2003 also included a greater proportion of higher margin revenue categories such as software, license and non-recurring engineering revenues compared to the corresponding quarter one year ago.

Research and Development

Gross research and development expenditures, before cost recoveries, were $33.7 million or 23.2% of revenue in the period ended August 31, 2002, compared to $20.6 million or 13.1% of revenue in the same period of the previous year. After accounting for government funding in the form of expense reimbursements and investment tax credits, net research and development expenditures in the first half of fiscal 2003 equalled $26.5 million or 18.3% of total revenues versus $14.9 million or 9.5% in the comparative period of the previous year. Continued focus on the development of next generation handhelds for Europe, Asia and North America, together with ongoing work on the BlackBerry platform, have accounted for most of this increase.

Selling, Marketing and Administrative Expenses

Selling, marketing and administrative expenses were $61.4 million for the first half of fiscal 2003, compared to $50.1 million for the first half of 2002. After deducting the $6.9 million write-down of a large customer's trade receivable, fiscal 2002 adjusted selling, marketing and administrative expenses were $43.2 million. The fiscal 2003 expense increase over the fiscal 2002 adjusted amount was $18.2 million. The Company recorded an expense of $4.9 million with respect to its ongoing patent defense litigation costs during the second quarter of fiscal 2003. The balance resulted from increased BlackBerry sales and marketing initiatives, continued focus on joint channel marketing activities, additional international sales and marketing personnel and increased infrastructure and staffing in administrative, financial and legal services to support the Company's planned future growth and international expansion.

Amortization

Amortization expense increased to $14.2 million or 9.8% of revenue for the first half of fiscal 2003 from $7.3 million or 4.6% in the first six months of the prior year. Amortization expense has increased as a result of capital and intangible asset expenditures, including production equipment and tooling, research and development computers and equipment, information technology infrastructure and software licences.

Investment Income

Investment income decreased to $6.0 million in the first half of fiscal year 2003 from $16.2 million in the first six months of fiscal 2002. The decrease primarily reflects lower interest rates realized in the current period versus one year ago. Additionally, the Company's average total balance of cash, cash equivalents, marketable securities and long-term portfolio investments was lower during the current period compared with the comparable period of the preceding fiscal year.

Write-down of Investments

During the second quarter of fiscal 2002 the Company determined that impairment in the carrying values of certain of its investments was other than temporary in nature. Consequently the Company recorded a write-down in values totalling $5.3 million.

Income Taxes

The Company's effective tax rate for the first half was 20.0% compared to 20.5% in the previous year's period. The lower rate is due to the impact of lower Canadian tax rates, foreign tax as the Company continues to expand internationally as well as certain minimum taxes which do not vary with the reported pre-tax loss. The Company's future tax asset balance represents temporary differences including research and development costs and incentives that will result in deductible amounts in future years, operating loss carryforwards, capital loss carryforwards, financing costs, capital asset book versus tax values, non-deductible reserves and other tax carryforward balances, net of valuation allowances. The Company records a valuation allowance to reduce future income tax assets to the amount that is more likely than not to be realized. If these estimates and related assumptions change in the future, the Company may be required to increase the valuation allowance balance, resulting in additional consolidated income tax expense. The Company's fiscal 2002 first half consolidated net tax recovery and effective tax rate were affected by the increasing impact of foreign operations and tax jurisdictions in the Company's operations and the $5.3 million write-down of long-term investments; for tax purposes this write-down was characterized as a capital loss.

Net Loss

Net loss for the first six months was $25.1 million or $0.32 per share basic and diluted compared to a net loss of $13.7 million or $0.17 per share basic and diluted in the first half of fiscal 2002. The increased net loss was due primarily to increased operating costs (research and development; selling, marketing and administration; and amortization), a reduction in investment income of $10.2 million; with these decreases being partially offset by the fiscal 2002 write-down of investments of $5.3 million.

Liquidity and Capital Resources

Cash flow used in operating activities was $0.7 million for the first six months of fiscal 2003 compared to an application of $9.4 million to operating activities during the same period of the prior year. The current period's cash flow benefited from the reductions in inventories and an increase in accounts payable and accrued liabilities, as the Company continued to focus on efficient use of its cash resources.

Cash flow used in financing activities was $25.0 million for the current period, including the buyback of common shares of $24.5 million. In the comparable period for 2002, the Company generated $0.6 million.

Cash flow used in investing activities for the first half of fiscal 2003, before accounting for the net change in marketable securities and long-term portfolio investments, equalled $69.0 million, including capital asset expenditures of $29.0 million, intangible asset expenditures of $20.0 million and the acquisition of subsidiaries of $19.9 million. The portfolio of marketable securities was reduced by $231.8 million on a net basis. The proceeds on the net disposition of marketable securities were used in part to fund the acquisition of cash and cash equivalents of $55.7 million and long-term portfolio investments of $81.5 million. Cash flow used in investing activities for the first six months of the prior fiscal year, before accounting for the net change in marketable securities, was $40.4 million and included capital and intangible asset expenditures of $39.6 million and $0.7 million respectively.

Cash, cash equivalents, marketable securities and long-term portfolio investments decreased by $94.6 million to $549.9 million as at August 31, 2002 from $644.6 million as at March 2, 2002. A comparative summary of the resources available to fund the Company's operations is set out below.


                                                            As At
                                      August 31, 2002    June 1, 2002    March 2, 2002    Year to Date Change
                                     --------------------------------------------------------------------------
                                          ($000's)         ($000's)         ($000's)         ($000's)

Cash and cash equivalents               $ 396,130        $ 469,160        $ 340,476       $   55,654

Marketable securities                      72,266          146,830          304,083         (231,817)

Long-term portfolio investments            81,522                -                -           81,522
                                     --------------------------------------------------------------------------
Cash, cash equivalents, marketable
securities and long-term
portfolio investments                   $ 549,918        $ 615,990        $ 644,559       $  (94,641)
                                     ==========================================================================



On October 3, 2002 the Company's Board of Directors approved the purchase by RIM of up to an aggregate of an additional 3.8 million common shares, which approximates 5% of the common shares outstanding, over the next 12 months from time to time on the Nasdaq National Market. Purchases may commence on October 9, 2002. All common shares purchased by RIM will be cancelled.

Market Risk of Financial Instruments

The Company continues to operate in fiscal 2003 in generally the same manner as fiscal 2002 whereby it is engaged in operational and financing activities that generate risk in generally four primary areas: creditworthiness of investees with respect to the Company's investment portfolio, foreign exchange, interest rate and credit and customer concentration. These risks remain essentially unchanged from March 2, 2002.

Forward-Looking Statements

Forward-looking statements are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements are detailed below and in the Company's periodic reports filed with the United States Securities and Exchange Commission, the Ontario Securities Commission and other regulatory authorities.

                                                             Document      2

                          Research In Motion Limited
                    Incorporated Under the Laws of Ontario
          (United States dollars, in thousands except per share data)

Consolidated Balance Sheets                                                                          As at
                                                                                       August 31                 March 2
                                                                                          2002                     2002
                                                                                    ---------------------------------------------
                                                                                      (unaudited)               (audited)
Assets
Current
Cash and cash equivalents                                                                 $ 396,130                $ 340,476
Marketable securities                                                                        72,266                  304,083
Trade receivables                                                                            44,573                   42,642
Other receivables                                                                             5,751                    5,976
Inventory                                                                                    24,989                   37,477
Prepaid expenses and other                                                                    7,726                    6,664
                                                                                     ---------------          ---------------
                                                                                            551,435                  737,318

Long term portfolio investments (note 2)                                                     81,522                        -

Capital assets                                                                              167,918                  151,843

Goodwill and other intangible assets                                                         70,984                   30,398

Future income tax assets                                                                     40,774                   28,598
                                                                                     ---------------          ---------------
                                                                                          $ 912,633                $ 948,157
                                                                                     ===============          ===============

Liabilities
Current

Accounts payable and accrued liabilities                                                  $  59,426                $  46,934
Income taxes payable                                                                          5,279                    2,446
Deferred revenue                                                                              8,796                    9,773
Current portion of long-term debt                                                               344                      385
                                                                                     ---------------          ---------------

                                                                                             73,845                   59,538

Long-term debt                                                                               11,189                   11,874
                                                                                     ---------------          ---------------
                                                                                             85,034                   71,412
                                                                                     ---------------          ---------------
Shareholders' Equity
Capital stock (note 3)                                                                      873,682                  894,750
Deficit                                                                                     (46,083)                 (18,005)
                                                                                     ---------------          ---------------

                                                                                            827,599                  876,745
                                                                                     ---------------          ---------------
                                                                                          $ 912,633                $ 948,157
                                                                                     ===============          ===============


See notes to the consolidated financial statements.

                            Research In Motion Limited
                      Incorporated Under the Laws of Ontario
           (United States dollars, in thousands except per share data)

Consolidated Statements of Operations and Retained Earnings

                                                                                           For the Three Months Ended
                                                                                        August 31         September 1
                                                                                           2002              2001
                                                                                       -------------    ----------------
                                                                                                 (unaudited)

Revenue                                                                                    $ 73,418            $ 80,059
Cost of sales                                                                                39,823              65,162
                                                                                       -------------    ----------------
Gross margin                                                                                 33,595              14,897
                                                                                       -------------    ----------------
Expenses

Research and development net of government funding of $3,603 (2002 - $3,346)                 13,913               7,648
Selling, marketing and administration (note 4)                                               33,439              28,223
Amortization                                                                                  7,032               3,885
                                                                                       -------------    ----------------
                                                                                             54,384              39,756
                                                                                       -------------    ----------------
Loss from operations                                                                        (20,789)            (24,859)

Investment income                                                                             2,877               7,076
                                                                                       -------------    ----------------
Loss before write-down of investments and income taxes                                      (17,912)            (17,783)
Writedown of investments                                                                          -               5,350
                                                                                       -------------    ----------------
Loss before income taxes                                                                    (17,912)            (23,133)
                                                                                       -------------    ----------------
Provision for (recovery of) income taxes
Current                                                                                       2,337               3,747
Future                                                                                       (5,949)             (9,361)
                                                                                       -------------    ----------------
                                                                                             (3,612)             (5,614)
                                                                                       -------------    ----------------
Net loss                                                                                    (14,300)            (17,519)

Retained earnings (deficit), beginning of period                                            (31,239)             15,767

Common shares repurchased in excess of carrying amount (note 3)                                (544)                  -
                                                                                       -------------    ----------------
Deficit, end of period                                                                     $(46,083)           $ (1,752)
                                                                                       =============    ================
Loss per share (note 5)

Basic                                                                                      $  (0.18)           $  (0.22)
                                                                                       =============    ================
Diluted                                                                                    $  (0.18)           $  (0.22)
                                                                                       =============    ================
Weighted average number of common shares outstanding (000's)

Basic                                                                                        77,753              78,437

Diluted                                                                                         n/a                 n/a

See notes to the consolidated financial statements.

                            Research In Motion Limited
                      Incorporated Under the Laws of Ontario
           (United States dollars, in thousands except per share data)

Consolidated Statements of Operations and Retained Earnings

                                                                                           For the Six Months Ended
                                                                                         August 31        September 1
                                                                                           2002               2001
                                                                                       --------------    ---------------
                                                                                                  (unaudited)
Revenue                                                                                    $ 145,054          $ 157,064
Cost of sales                                                                                 80,306            112,802
                                                                                       --------------    ---------------
Gross margin                                                                                  64,748             44,262
                                                                                       --------------    ---------------
Expenses

Research and development net of government funding of $7,167 (2002 - $5,651)                  26,538             14,945
Selling, marketing and administration (note 4)                                                61,412             50,109
Amortization                                                                                  14,192              7,297
                                                                                       --------------    ---------------
                                                                                             102,142             72,351
                                                                                       --------------    ---------------
Loss from operations                                                                         (37,394)           (28,089)

Investment income                                                                              6,031             16,243
                                                                                       --------------    ---------------
Loss before write-down of investments and income taxes                                       (31,363)           (11,846)
Writedown of investments                                                                           -              5,350
                                                                                       --------------    ---------------
Loss before income taxes                                                                     (31,363)           (17,196)
                                                                                       --------------    ---------------
Provision for (recovery of) income taxes
Current                                                                                        3,513             11,721
Future                                                                                        (9,772)           (15,246)
                                                                                       --------------    ---------------
Future                                                                                        (6,259)            (3,525)
                                                                                       --------------    ---------------

Net loss                                                                                     (25,104)           (13,671)

Retained earnings (deficit), beginning of period                                             (18,005)            11,919

Common shares repurchased in excess of carrying amount (note 3)                               (2,974)                 -
                                                                                       --------------    ---------------
Deficit, end of period                                                                     $ (46,083)         $  (1,752)
                                                                                       ==============    ===============
Loss per share (note 5)

Basic                                                                                      $   (0.32)         $   (0.17)
                                                                                       ==============    ===============
Diluted                                                                                    $   (0.32)          $  (0.17)
                                                                                       ==============    ===============
Weighted average number of common shares outstanding (000's)

Basic                                                                                         78,223             78,387

Diluted                                                                                          n/a                n/a

See notes to the consolidated financial statements.

                        Research In Motion Limited
                  Incorporated Under the Laws of Ontario
       (United States dollars, in thousands except per share data)

Consolidated Statements of Cash Flows

                                                                                  For the Three Months Ended
                                                                                August 31        September 1
                                                                                  2002             2001
                                                                               ---------------------------------
                                                                                        (unaudited)
Cash flows from operating activities

Net loss                                                                         $ (14,300)       $ (17,519)

Items not requiring an outlay of cash:

Amortization                                                                         7,304            3,885
Future income taxes                                                                 (6,786)          (8,651)
Foreign exchange gain                                                                  (69)            (134)
                                                                               ------------    -------------
                                                                                   (13,851)         (22,419)
                                                                               ------------    -------------
Net changes in non-cash working capital items

Trade receivables                                                                   (1,130)         (11,628)
Other receivables                                                                   (3,306)             157
Inventory                                                                            4,321           27,299
Prepaid expenses                                                                      (618)           4,818
Accounts payable and accrued liabilities                                             8,094           (1,074)
Income taxes payable                                                                 2,297            1,447
Deferred revenue                                                                    (2,828)          (4,917)
                                                                               ------------    -------------
                                                                                     6,830           16,102
                                                                               ------------    -------------
                                                                                    (7,021)          (6,317)
                                                                               ------------    -------------
Cash flows from financing activities

Issuance of share capital and warrants                                                 102              231
Buyback of common shares pursuant to Common Share Purchase Program (note 3(b))     (14,374)               -
Repayment of debt                                                                     (533)             (82)
                                                                               ------------    -------------
                                                                                   (14,805)             149
                                                                               ------------    -------------

Cash flows from investing activities

Acquisition long-term portfolio investments                                        (81,522)               -
Acquisition of capital assets                                                      (10,844)         (19,593)
Acquisition of intangible assets                                                   (13,541)            (135)
Acquisition of subsidiaries (note 6)                                               (19,930)               -
Acquisition of marketable securities                                                  (744)        (251,495)
Proceeds on sale and maturity of marketable securities                              75,308          242,930
                                                                               ------------    -------------
                                                                                   (51,273)         (28,293)
                                                                               ------------    -------------

Foreign  exchange effect on cash and cash equivalents                                   69              134
                                                                               ------------    -------------
Net decrease in cash and cash equivalents for the period                           (73,030)         (34,327)

Cash and cash  equivalents, beginning of period                                    469,160          457,060
                                                                               ------------    -------------

Cash and cash  equivalents, end of period                                        $ 396,130        $ 422,733
                                                                               ============    =============

Cash and cash  equivalents are comprised as follows:

Balances with banks                                                                $ 4,069         $ 13,294
Short-term investments                                                             392,061          409,439
                                                                               ------------    -------------
                                                                                 $ 396,130        $ 422,733
                                                                               ============    =============

See notes to the consolidated financial statements.

                       Research In Motion Limited
                 Incorporated Under the Laws of Ontario
          (United States dollars, in thousands except per share data)

Consolidated Statements of Cash Flows

                                                                                        For the Six Months Ended
                                                                                         August 31    September 1
                                                                                         2002           2001
                                                                                       ----------------------------
                                                                                              (unaudited)
Cash flows from operating activities

Net loss                                                                               $ (25,104)     $ (13,671)

Items not requiring an outlay of cash:

Amortization                                                                              14,605          7,297
Future income taxes                                                                      (12,176)       (10,586)
Foreign exchange gain                                                                        (69)          (140)
                                                                                       ----------    -----------
                                                                                         (22,744)       (17,100)
                                                                                       ----------    -----------
Net changes in non-cash working capital items

Trade receivables                                                                         (1,823)        (4,563)
Other receivables                                                                            260          2,089
Inventory                                                                                 12,488         10,098
Prepaid expenses                                                                          (1,030)         1,787
Accounts payable and accrued liabilities                                                  10,340         (1,727)
Income taxes payable                                                                       2,758          3,483
Deferred revenue                                                                            (977)        (3,496)
                                                                                       ----------    -----------
                                                                                          22,016          7,671
                                                                                       ----------    -----------
                                                                                            (728)        (9,429)
                                                                                       ----------    -----------
Cash flows from financing activities

Issuance of share capital and warrants                                                       460            706
Buyback of common shares pursuant to Common Share Purchase Program (note 3(b))           (24,502)             -
Repayment of debt                                                                           (940)          (130)
                                                                                       ----------    -----------
                                                                                         (24,982)           576
                                                                                       ----------    -----------
Cash flows from investing activities

Acquisition long-term portfolio investments                                              (81,522)             -
Acquisition of capital assets                                                            (29,031)       (39,620)
Acquisition of intangible assets                                                         (20,039)          (736)
Acquisition of subsidiaries (note 6)                                                     (19,930)             -
Acquisition of marketable securities                                                     (41,900)      (520,885)
Proceeds on sale and maturity of marketable securities                                   273,717        483,865
                                                                                       ----------    -----------
                                                                                          81,295        (77,376)
                                                                                       ----------    -----------
Foreign  exchange effect on cash and cash equivalents                                         69            140
                                                                                       ----------    -----------
Net increase (decrease) in cash and cash equivalents for the period                       55,654        (86,089)

Cash and cash equivalents, beginning of period                                           340,476        508,822
                                                                                       ----------    -----------
Cash and cash equivalents, end of period                                               $ 396,130      $ 422,733
                                                                                       ==========    ===========
Cash and cash equivalents are comprised as follows:

Balances with banks                                                                      $ 4,069       $ 13,294
Short-term investments                                                                   392,061        409,439
                                                                                       ----------    -----------
                                                                                       $ 396,130      $ 422,733
                                                                                       ==========    ===========

See notes to the consolidated financial statements.

                         Research In Motion Limited

               Notes To The Consolidated Financial Statements

   For The Six Month Periods Ended August 31, 2002 and September 1, 2001
In thousands of United States dollars, except per share data, and except as otherwise indicated

1.   SIGNIFICANT ACCOUNTING POLICIES

     These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. These consolidated financial statements are prepared using the same accounting principles and application thereof as the financial statements for the year ended March 2, 2002, except for the following new accounting standard changes:

     (a)    Goodwill and other intangibles

            Effective March 3, 2002, the Company adopted the new recommendations of Section 3062 of the Canadian Institute of Chartered Accountants ("CICA") Handbook ("CICA 3062") with regards to goodwill and intangible assets and accordingly, goodwill is no longer amortized to earnings, but periodically tested for impairment. Upon adoption of these new recommendations, goodwill must be tested for impairment as of the beginning of the current year. The Company performed the required impairment tests of goodwill as at March 3, 2002 and concluded that the existing goodwill was not impaired. There has been no change in the carrying value of goodwill since March 2, 2002.

     (b)    Translation of foreign currencies

            Effective March 3, 2002, the Company adopted the new recommendations of Section 1650 of the CICA Handbook with respect to foreign currency translation and accordingly, has eliminated the deferral and amortization of unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the period. The effect of adopting this accounting policy did not have a significant effect on the financial statements.

     (c)    Stock-based compensation plan

            Effective March 3, 2002, the Company adopted the new recommendations of Section 3870 of the CICA Handbook ("CICA 3870") with respect to stock-based compensation. The Company has chosen to continue using the intrinsic value method to record the stock options granted to employees and therefore the recommendations have had no effect on the consolidated balance sheet and the net loss. The Company has presented the required proforma disclosures for all stock options issued after March 2, 2002 in note 8 to these interim financial statements.

     These interim consolidated financial statements do not include all disclosures normally provided in annual financial statements and should be read in conjunction with the Company's audited financial statements for the year ended March 2, 2002.

                        Research In Motion Limited

              Notes To The Consolidated Financial Statements

   For The Six Month Periods Ended August 31, 2002 and September 1, 2001
In thousands of United States dollars, except per share data, and except as otherwise indicated

     In management's opinion, the unaudited financial information includes all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly such information.

     Interim results are not necessarily indicative of the results expected for the year.


2.   LONG-TERM PORTFOLIO INVESTMENTS

     During the second quarter, the Company purchased long-term portfolio investments with maturities beyond 12 months amounting to $81,522 (2002
     - $nil). The Company does not exercise significant influence with respect to any of these investments. Long-term investments are carried at cost. In the event of a decline in value which is other than temporary, the investments are written down to estimated realizable value.


3.   CAPITAL STOCK

     (a)    Share capital


                                                                                    Shares
                                                                                  Outstanding       Amount
                                                                                 ---------------------------------
                                                                                  (000's)

       Authorized - unlimited number of common shares

       Common shares outstanding - June 2, 2002                                   78,175         $ 887,040

       Exercise of options                                                            29               102
       Common shares repurchased pursuant to Common Share Purchase Program        (1,254)          (13,830)
                                                                                ------------------------------

       Common shares outstanding - August 31, 2002                                76,950           873,312

       Common share purchase warrants outstanding at end of period                    75               370
                                                                                ------------------------------

                                                                                  77,025         $ 873,682
                                                                                ==============================


                        Research In Motion Limited

              Notes To The Consolidated Financial Statements

   For The Six Month Periods Ended August 31, 2002 and September 1, 2001
In thousands of United States dollars, except per share data, and except as otherwise indicated

     (b)    Common share buyback (000's)

            During the first half of fiscal 2003 the Company purchased 1,939 common shares pursuant to its Common Share Purchase Plan at a cost of $24,502. The amount in excess of the carrying value of the common shares of $2,974 was charged to retained earnings. All common shares repurchased by the Company pursuant to its Common Share Purchase Program have been cancelled.

     (c)    Stock option plan

            The Company has an incentive stock option plan for all of its directors, officers and employees. The option exercise price is the fair market value of the Company's common shares at the date of grant. These options generally vest over a period of five years after which they are exercisable for seven or ten years after the grant date.

            The total number of options outstanding (in thousands) as at August 31, 2002 was 10,550 (March 2, 2002 - 10,086). During the
            first half of fiscal 2003, the Company granted 710 stock options at an average exercise price of $17.16.


     On October 3, 2002 The Company's Board of Directors approved the purchase by RIM of up to as many as 3.8 million common shares, which approximates 5% of the common shares outstanding, over the next 12 months from time to time on the Nasdaq National Market. Purchases may commence on October 9, 2002. All common shares purchased by RIM will be cancelled.

     As at October 25, 2002, the Company had 76,971 common shares outstanding, 10,529 stock options outstanding and 75 common share purchase warrants outstanding.


4.   FOREIGN EXCHANGE GAINS AND LOSSES

     Selling, marketing and administration expense for the current fiscal period includes $304 with respect to foreign exchange losses (2002 - foreign exchange gain of $89). Selling, marketing and administration expense for the fiscal 2003 six month period includes $157 with respect to foreign exchange gains (2002 - foreign exchange loss of $953). The Company is exposed to foreign exchange fluctuations as a result of transactions in currencies other than its U.S. dollar functional currency.

                        Research In Motion Limited

              Notes To The Consolidated Financial Statements

   For The Six Month Periods Ended August 31, 2002 and September 1, 2001
In thousands of United States dollars, except per share data, and except as otherwise indicated

5.   LOSS PER SHARE

     The following table sets forth the computation of basic and diluted loss per share for the comparable three and six month reporting periods.


                                                                             For the three months ended
                                                                            August 31         September 1
                                                                               2002              2001
                                                                          --------------------------------
   Numerator for basic and diluted loss per share available
   to common stockholders                                                   $  (14,300)       $  (17,519)
                                                                            ===============================

   Denominator for basic and diluted loss per share -
   weighted average shares outstanding (000's)                                  77,753            78,437
                                                                            ===============================

   Loss per share
     Basic                                                                  $    (0.18)       $   (0.22)
     Diluted                                                                $    (0.18)       $   (0.22)


                                                                                  For the six months ended
                                                                              August 31           September 1
                                                                                2002                 2001
                                                                             -------------------------------

   Numerator for basic and diluted loss per share available
   to common stockholders                                                   $  (25,104)       $  (13,671)
                                                                            ================================

   Denominator for basic and diluted loss per share - weighted
   average shares outstanding (000's)                                           78,223            78,387
                                                                            ================================
Loss per share
  Basic                                                                      $   (0.32)        $   (0.17)
  Diluted                                                                    $   (0.32)        $   (0.17)



6.   ACQUISITION OF SUBSIDIARIES

     During the second quarter the Company completed three acquisitions. The Company purchased the assets of Slangsoft, Inc. whose proprietary software code possesses capabilities to facilitate foreign language input and display on handheld products. The Company acquired 100% of the common shares of Arizan Corporation which will offer a secure solution for viewing email attachments with BlackBerry Wireless Handhelds. The

                        Research In Motion Limited

              Notes To The Consolidated Financial Statements

   For The Six Month Periods Ended August 31, 2002 and September 1, 2001
In thousands of United States dollars, except per share data, and except as otherwise indicated

     Company acquired 100% of the common shares of TeamOn Systems, Inc. which has software products that enable wireless access to major email systems including corporate, proprietary and POP3/IMAP4 using their handheld device. Total consideration paid for these three acquisition transactions, consisting entirely of cash, was approximately $20.0 million. The Company has tentatively determined that substantially all of the consideration paid will be allocated to identifiable intangibles and goodwill; however, the Company is in the process of determining the final purchase equations.

7.   CONTINGENCIES

     During the 2002 fiscal year, the Company was served with a complaint filed by NTP, Inc. ("NTP") alleging that the Company infringes on eight of its patents. The matter is scheduled for a trial commencing in November 2002. As the likelihood of loss and the ultimate amount, if any, are not determinable at this time; no amount beyond an estimate for ongoing patent litigation costs has been recorded in these financial statements. The Company has recorded, during the second quarter of fiscal 2003, an expense of $4.9 million with respect to defending this alleged patent infringement litigation.

     On May 30, 2002, the Company was served with a motion for declaratory judgment wherein the United States District Court, Northern District of California has been petitioned by Good Technology, Inc. ("Good") to find that one of the Company's patents is invalid. The likely outcome of this motion is not determinable but in any event would not result in the Company having to pay monetary damages to Good. Accordingly no amount has been recorded in these financial statements.

     During the second quarter, the Company filed several complaints and lawsuits against Good alleging Good's infringements on a number of the Company's patents, copyrights, trademarks and other property. The Company has asked the Courts for injunctions against Good as well as for monetary damages and costs. At this time, the likelihood of recoveries and the ultimate amounts, if any, with respect to all of the Good actions are not determinable. Accordingly, no amount has been recorded in these financial statements.

     On September 18, 2002, the Company filed a complaint in the United States District Court for the District of Delaware against Handspring, Inc. ("Handspring"). This complaint alleges that certain of Handspring's products infringe the claims of a patent associated with unique keyboard features implemented in the Company's BlackBerryTM handhelds. At this time, the likelihood of recovery and the ultimate amount, if any, are not determinable. Accordingly, no amount has been recorded in these financial statements.

                        Research In Motion Limited

              Notes To The Consolidated Financial Statements

   For The Six Month Periods Ended August 31, 2002 and September 1, 2001
In thousands of United States dollars, except per share data, and except as otherwise indicated

     From time to time, the Company is involved in other claims in the normal course of business. Management assesses such claims and where considered likely to result in a material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

8.   Stock-based compensation

     The Company has an incentive stock option plan for all of its eligible directors, eligible officers and eligible employees. The option exercise price is the fair market value of the Company's common shares at the date of grant. These options generally vest over a period of five years after which they are exercisable for a maximum of ten years after the grant date. No compensation expense is recognized.

     CICA 3870 requires proforma disclosures of net income (loss) and earnings (loss) per share, as if the fair value based method as opposed to the intrinsic value based method of accounting for employee stock options had been applied. The disclosures in the following table show the Company's net loss and loss per share on a proforma basis using the fair value method, on a straight-line basis, as determined by using the Black-Scholes option pricing model:


                                                                        Three Months Ended      Six Months Ended
                                                                         August 31, 2002         August 31, 2002
                                                                       --------------------------------------------

Net loss - as reported                                                    $       (14,300)       $    (25,104)
Estimated stock-based compensation costs for the period                               321                 585
                                                                       ---------------------------------------------

Net loss - proforma                                                       $       (14,621)       $    (25,689)
                                                                       ==============================================

Proforma loss per common share:
  Basic and diluted                                                        $        (0.19)       $      (0.33)

Weighted average number of shares (000's):
  Basic and diluted                                                                77,753              78,223


                        Research In Motion Limited

              Notes To The Consolidated Financial Statements

   For The Six Month Periods Ended August 31, 2002 and September 1, 2001
In thousands of United States dollars, except per share data, and except as otherwise indicated

     The weighted average fair value of options granted during the quarter was calculated as follows using the Black-Scholes option pricing model with the following assumptions:


                                                                     Three Months Ended   Three Months Ended
                                                                      June 2, 2002         August 31, 2002
                                                                    -------------------------------------------

Number of options issued (000's)                                             507                    203
                                                                    ----------------------------------------

Weighted average Black-Scholes value of each option                     $  10.40              $    5.64

Assumptions:
  Risk free interest rates                                                  4.5%                   4.5%
  Expected life in years                                                    3.5                    3.5
  Expected dividend yield                                                     0%                     0%
  Volatility                                                                 70%                    70%



9.   COMPARATIVE FIGURES

     Certain prior period financial data have been reclassified to conform to the current period's classification.

                                 SIGNATURES

         Pursuant to the requirement of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           Research In Motion Limited
                                       ------------------------------------
                                                   (Registrant)

Date:  November 7, 2002                By:  /s/ Rob Duncan
       ------------------                  -------------------------------
                                                (Signature)
                                           Rob Duncan
                                           Vice President, Corporate Controller


    Print the name and title of the signing officer under their signature